Livie and Luca

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America *0066	511,048.82
Bill.com Money Out Clearing	0.00
BOFA CD 6981	100,324.46
HBC - xxx5808	0.00
PayPal	11,406.07
Payroll Clearing	0.00
Undeposited Funds	0.00
Total Bank Accounts	**$622,779.35**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
*Undeposited Funds	0.00
Inventory	0.00
Production Inventory	1,017,335.21
WIP	0.00
Total Inventory	**1,017,335.21**
Other Receivables	0.00
Prepaid Expenses	54,681.14
Prepaid Rent	0.00
Prepaid Web-Hosting	0.00
Total Prepaid Expenses	**54,681.14**
Prepaid Inventory	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$1,072,016.35**
Total Current Assets	**$1,694,795.70**

Livie and Luca

Balance Sheet
As of December 31, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation - F&E	-59,325.30
Automobile	55,529.30
Computers	1,784.00
Furniture and Equipment	2,012.00
Total Fixed Assets	**$0.00**
Other Assets	
Accumulated Amortization	-40,193.50
Loan Costs	101,676.58
Security Deposit	0.00
Software	0.00
Total Other Assets	**$61,483.08**
TOTAL ASSETS	**$1,756,278.78**

Livie and Luca

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	52,860.89
Total Accounts Payable	**$52,860.89**
Credit Cards	
Amex *51009 - Amie	0.00
Amex 8-32000/33008 - Amie	0.00
Bank of America 4855/4691	24,424.08
Barclaycard *4611 - Amie	0.00
BoA Corp 9886 - Credit Line	0.00
BoA Corp CC 1413	35,932.52
BoA CC *5939 Pierdinock-Hagen, Emily	0.00
BoA CC *0086 Liu, Wan	0.00
BoA CC *2175 Pak, Jane	0.00
BoA CC *4619 Donaldson, James	0.00
BoA CC *5209 McClure, Yarra	0.00
BoA CC *5557 Garcia, Amie	0.00
BoA CC *8816 Harkins, Deborah	0.00
BoA CC *9090 Murrin, Lynsey	0.00
BoA CC *9167 Olson, Chris	0.00
BoA CC *9612 Houck, Katherine	0.00
BoA CC *9808 Urda, Melissa	0.00
BoA CC *9874 Bruno, Lydia	0.00
BoA CC 1247	0.00
BoA CC 2576	0.00
BoA CC 7905 - Mitzi Rivas	0.00
BofA 9461	0.00
Total BoA Corp CC 1413	**35,932.52**
Capital One CC *7232 - Mitzi	0.00
Chase CC *5090/2152 - Mitzi	0.00
Citi Best Buy CC *9235 - Amie	0.00
Citi CostCo CC *3457/7114 - Mitzi	0.00
Citi CostCo CC *6189 - Amie	0.00
Citi Simplicity *5770/6124/4586	0.00

Livie and Luca

Balance Sheet
As of December 31, 2020

	TOTAL
Total Credit Cards	**$60,356.60**
Other Current Liabilities	
Accruals	0.00
Accrued Bonus	0.00
Accrued Commission	0.00
Accrued Facility Fee	0.00
Accrued Merchant Fee	0.00
Accrued Payroll	0.00
Accrued PTO	0.00
Inventory on credit terms	0.00
Total Accruals	**0.00**
Accrued Expenses	8,114.00
AGS Liability	198,106.81
BCLP Legal Bill Liability	46,658.12
Bond Payable	91,168.35
California Tax Payable	0.00
Child Support Liability	0.00
Customer Deposits	0.00
HBC - Line of Credit 0100	536,522.14
HBC Loan 101	227,427.22
Inventory Payable -JC Shanghai	0.00
Loan - PayPal Working Cap	0.00
Other Payroll Liabilities	0.00
PayPal Loan	0.00
Payroll Tax Payable	0.00
Profit Share Accrual	0.00
Sales Tax Payable	0.00
Shareholder Loan - Amie	18,492.06
Shareholder Loan - Mitzi	29,158.05
Shopify Loan	0.00
State/Local Income Tax Payable	0.00
Total Other Current Liabilities	**$1,155,646.75**
Total Current Liabilities	**$1,268,864.24**

Livie and Luca

Balance Sheet
As of December 31, 2020

	TOTAL
Long-Term Liabilities	
EIDL Loan Payable	149,900.00
Heritage Bank of Commerce	0.00
Loan - Rosenthal & Rosenthal	0.00
PPP Loan Liability	0.00
US Bank Line of Credit 30-26	0.00
US Bank Line of Credit 30-42	0.00
US Bank Line of Credit 38-26	0.00
US Bank Line of Credit 38-42	0.00
Wells Fargo Term Loan	0.00
Total Long-Term Liabilities	**$149,900.00**
Total Liabilities	**$1,418,764.24**
Equity	
Clean-Up Effort	0.00
Current Draw - Amie	-44,461.05
Current Draw - Mitzi	-44,461.05
Equity - Amie	221,407.37
Equity - Mitzi	221,407.37
Retained Earnings	0.00
Net Income	-16,378.10
Total Equity	**$337,514.54**
TOTAL LIABILITIES AND EQUITY	**$1,756,278.78**